ADITYA BIRLA GROUP

05012111

82-3428

RECEIVED
2005 OCT 27 P 3:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref:AM:PVK:842:2005

Date:19th October, 2005.

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

PROCESSED
OCT 3 1 2005
THOMSON FINANCIAL

Dear Sir,

This is now to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Saturday**, the **29th October, 2005**, to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Second Quarter and Half Year ended on 30th September, 2005.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
Company Secretary

10/27